                                    Filed by The J. M. Smucker Company pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.
                                    Subject company: The J. M. Smucker Company
                                    (Commission File No. 1-5111)

   The following is a letter that was first given or sent by The J. M. Smucker
                  Company to its shareholders on May 18, 2000.


May 18, 2000

To Our Loyal Shareholders:

In keeping with our 103-year history of quality and value - for our shareholders, consumers, and customers - your Company will be presenting a shareholder value enhancement plan for your consideration at our August 15th annual meeting.

WHAT IS THE SHAREHOLDER VALUE ENHANCEMENT PLAN?

The shareholder value enhancement plan is an integrated two-part plan. We will first ask you to approve a share consolidation proposal that would combine our Class A and B shares into a new, single class of common shares. The plan calls for a one-for-one exchange of your current shares for new common shares that are similar to today's Class A voting shares.

Subject to shareholder approval of the share consolidation proposal, the Company will offer to buy back up to $100 million of Class A and Class B shares at $18.50 per share, a premium to the market value of the two classes as of the close of trading on May 15, 2000. Each shareholder will have the right to participate in the share buyback if he or she so chooses.

HOW WILL THE PLAN BENEFIT SHAREHOLDERS?

The share consolidation proposal, coupled with the share buyback, is designed to benefit all shareholders. It will simplify our capital structure, resulting in a single class of common shares that we expect will be more liquid and easier to trade, with higher earnings per share and a higher return on shareholder equity.

WHAT CAN YOU DO TO HELP MAKE THE PLAN A REALITY?

WE HOPE YOU WILL SUPPORT THIS PLAN BY VOTING FOR THE SHARE CONSOLIDATION PROPOSAL, which requires two-thirds approval of both the Class A shares and the Class B shares, voting separately. Remember, the shareholder value enhancement plan cannot be implemented unless enough shareholders of both Class A and Class B shares take the time and make the effort to vote their shares in favor of the plan.

A proxy statement explaining the share consolidation proposal and stock buyback plan in detail will be sent to you in mid-July. A proxy enabling you to vote on the proposal and, if you wish, to participate in the buyback will be enclosed. Please return it well in advance of the August 15th annual meeting.

In the interim, if you have any questions, please call our investor relations office at 330-682-3000. Additional information regarding the plan is included in the registration statement that the Company has filed with the Securities and Exchange Commission. That filing includes a preliminary proxy statement.

We encourage you to read the preliminary proxy statement and the final proxy statement when it becomes available because they contain important information. You may also obtain a copy of the registration statement from the web site of the Securities and Exchange Commission, www.sec.gov, for free upon the posting of the statement at that site.

Be assured, your Company will continue its commitment to its Basic Beliefs, to building quality brands, and to enhancing shareholder value. This plan is part of that commitment.

Thank you for your ongoing support of the Company and its efforts to enhance shareholder value.

Sincerely,



/s/ Tim Smucker                                              /s/ Richard Smucker
Chairman                                                     President



THE COMPANY, ITS DIRECTORS, EXECUTIVE OFFICERS, AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES, AS WELL AS ITS PROXY SOLICITOR, CORPORATE INVESTOR COMMUNICATIONS, INC., MAY BE SOLICITING PROXIES FROM COMPANY SHAREHOLDERS IN FAVOR OF THE EXCHANGE PROPOSAL AND BUYBACK. INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION IS INCLUDED IN THE REGISTRATION STATEMENT. THIS LETTER CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING UNCERTAINTIES RELATING TO THE ACTUAL LIQUIDITY OF THE COMPANY'S SHARES, THE COMPANY'S OPERATING PERFORMANCE, OTHER FACTORS AFFECTING SHARE PRICES, THE NUMBER OF SHARES REPURCHASED IN THE BUYBACK, AND FACTORS AFFECTING CAPITAL MARKETS GENERALLY.